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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           Reuter Manufacturing, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    393070107
                                    ---------
                                 (CUSIP Number)

                              Edward E. Strickland
                                 520 Warbass Way
                        Friday Harbor, Washington  98250
                                 (360) 378-7228
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 18, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]


Check the following box if a fee is being paid with this statement:  [   ]


                                Page 1 of 6 Pages

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                                  SCHEDULE 13D

CUSIP No. 393070107
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Edward E. Strickland
     ###-##-####

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  2) Check the Appropriate Box if a Member                  (a)  [ ]
     of a Group                                             (b)  [ ]

-------------------------------------------------------------------------------
  3) SEC Use Only


-------------------------------------------------------------------------------
  4) Source of Funds

     PF, OO (See item 4 for explanation)

-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(D) or 2(E)                                          [ ]
-------------------------------------------------------------------------------
  6) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
                               7) Sole Voting Power

                               316,386

                             --------------------------------------------------
  Number of Shares             8) Shared Voting Power
  Beneficially Owned
  Person With                  --
  by Each Reporting
                             --------------------------------------------------
                               9) Sole Dispositive Power

                               316,386

                             --------------------------------------------------
                              10) Shared Dispositive Power

                              --
-------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person

     316,386

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 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

-------------------------------------------------------------------------------
 13) Percent of Class Represented by Amount in Row (11)

     6.6%

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 14) Type of Reporting Person

     IN
-------------------------------------------------------------------------------


                                Page 2 of 6 Pages

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                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 2 to Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.1875 par value (the "Common Stock"), of Reuter Manufacturing, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 410 Eleventh Avenue South, Hopkins, Minnesota 55343. The Statement discloses the acquisition of an additional 54,136 shares of Common Stock of the Company by Mr. Strickland as described in Item 4.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  This statement is filed by Edward E. Strickland.

     (b) The residence address of Mr. Strickland is 520 Warbass Way, Friday Harbor, Washington 98250.

     (c) Mr. Strickland is Chairman of the Board of the Company and also is an independent financial consultant.

     (d) Mr. Strickland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Strickland was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

     (f)  Mr. Strickland is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     A total of 15,000 shares of Common Stock reported on this statement were purchased with Mr. Strickland's personal funds. A total of 20,000 shares of Common Stock reported on this statement were purchased by the Strickland Family Limited Partnership, of which Mr. Strickland is the general partner. No funds used to purchase any of the shares of Common Stock reported on this statement have been borrowed. A total of 19,136 shares were acquired by Mr. Strickland as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Company and Sanwa Business Credit Corporation ("Sanwa") entered into a Standstill Agreement (the "Standstill Agreement") with Edward E. Strickland, the Chairman of the Board of Directors of the Company, under which Mr. Strickland agreed not to, directly or indirectly, acquire, dispose of any stock of the Company, or exercise any option or other right to acquire any capital stock or options of the Company. In connection with the Standstill Agreements, the Company agreed to pay Mr. Strickland under a predetermined formula, based on the increases in the market value of shares of Common Stock of the Company that he holds and was unable to trade due to the Standstill Agreement (the "Compensation Agreement"). The Company's obligation to compensate Mr. Strickland under the


                                Page 3 of 6 Pages

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Compensation Agreement was determined upon the closing of certain transactions with Sanwa, which resulted in among other things, termination of the Standstill Agreement. The Company is obligated to pay to Mr. Strickland $116,874 under the Compensation Agreement; of such amount $52,290 was paid in cash and the balance of $64,584 was paid in with 19,136 shares of Common Stock based on the price of the Company's Common Stock of $3.375 per share at March 31, 1997.

     Mr. Strickland, individually, purchased 15,000 shares, and the Strickland Family Limited Partnership, of which Mr. Strickland is the general partner, purchased 20,000 shares of the Company's Common Stock pursuant to the Company's recent private placement of an aggregate of 1,517,333 shares of Common Stock at a per share price of $3.00 which was completed on April 18, 1997. Such shares purchased in the private placement were acquired for investment purposes.

     Other than as to matters which Mr. Strickland, as a director of the Company, may consider and discuss with other board members from time to time, Mr. Strickland does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company (other than the exercise of options currently held by Mr. Strickland) or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Strickland is the beneficial owner of 316,386 shares of Common Stock, or approximately 6.6% of the current outstanding shares of Common Stock. An aggregate of 38,000 of such shares are subject to options that are currently exercisable. Mr. Strickland owns options covering an additional 2,000 shares of Common Stock that are not exercisable within the next 60 days.

     (b) Mr. Strickland possesses sole voting and investment power with respect to the shares of Common Stock reported in this statement.

     (c) Except for the purchase of Common Stock by Mr. Strickland as described in Item 4 above, Mr. Strickland has not engaged in any transactions in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except for the Agreement described in Item 4 above and outstanding options to purchase Common Stock, Mr. Strickland is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.


                                Page 4 of 6 Pages

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ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Standstill Agreement dated December 31, 1995, by and among Edward E. Strickland, the Company and Sanwa Business Credit Corporation. Incorporated by reference to Exhibit 2.9 to the Company's Report on Form 8-K, dated January 24, 1996 (File No. 0-1561).

                                Page 5 of 6 Pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         /s/ Edward E. Strickland
                                        -----------------------------------

June 17, 1997                           Edward E. Strickland


                                Page 6 of 6 Pages